SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-30620

(Check One):	☐ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For the Period Ended:  March 31, 2008

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Transition Report on Form 10-K

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Transition Report on Form 20-F

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Transition Report on Form 11-K

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Transition Report on Form 10-Q

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Transition Report on Form N-SAR

For the Transition Period Ended: _____________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________

Part I - Registrant Information

Full name of registrant	Unity Wireless Corporation
Former name if applicable

Address of principal executive office (Street and number)
P.O Box 106, Tavor Building #1

City, state and zip code
Yokne'am Ilit, Israel

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box.)

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(a)
The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ (b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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(c)
The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III – Narrative

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State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The registrant could not file its quarterly report on Form 10-QSB for the quarter ended March 31, 2008 on the prescribed filing date for the following reasons: the registrant is in the process of gathering and analyzing data that may affect the content of its disclosures regarding its financial statements as well as other significant disclosures required in the quarterly report on Form 10-QSB. The process for gathering and analyzing such data could not have been eliminated without unreasonable effort or expense. The Company intends to file its Quarterly Report on Form 10-QSB on or before the 5th calendar day following the prescribed due date.

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Part IV - Other Information

(1)  Name and telephone number of person to contact in regard to this notification

Ilan Kenig	972	73-7374700
(Name)	(Area Code)	(Telephone number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

Yes ☒    No ☐

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐    No ☒

Unity Wireless Corp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2008

By: /s/ Ilan Kenig

Name: Ilan Kenig

Title:   Chief Executive Officer